Commission File Number: 001-38289 CUSIP Number: 05351X101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 12b-25
_____________________
NOTIFICATION OF LATE FILING
(Check One)    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
AVAYA HOLDINGS CORP.
(Full Name of Registrant)
(Former Name if Applicable)
2605 Meridian Parkway, Suite 200
(Address of Principal Executive Office (Street and Number))
Durham, North Carolina 27713
(City, State and Zip Code)

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Avaya Holdings Corp. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (the “Form 10-Q”).
As the Company disclosed in a press release dated July 28, 2022, a copy of which was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 28, 2022, the Company expects its financial results for the quarter ended June 30, 2022 to be significantly lower than previous expectations, and is also finalizing impairment testing of its goodwill and intangible assets that is expected to result in significant non-cash impairment charges.
The audit committee of the Company’s board of directors (the “Audit Committee”) has commenced an internal investigation to review the circumstances surrounding the Company’s financial results for the quarter ended June 30, 2022.
Furthermore, and separately, the Audit Committee has also commenced an internal investigation to review matters related to a whistleblower letter that remains ongoing.

The Audit Committee has engaged outside counsel to assist in these investigations and has notified the Securities and Exchange Commission (the “SEC”) and the Company’s external auditor, PricewaterhouseCoopers LLP, of its investigations. As the investigations are not complete, the Audit Committee requires additional time to complete its initial assessments.

Furthermore, as the Company has previously disclosed, the Company completed a series of financing transactions in July 2022, intended in part to provide financing to fund the repurchase or repayment of its Convertible Notes (the “Convertible Notes”), which mature in June 2023 and accordingly are classified as a current liability as of June 30, 2022. The Company is currently engaging with its advisors to address the Convertible Notes, but there can be no assurance as to the certainty of the outcome of that assessment. As a result of the foregoing, in addition to the Company’s decline in revenues during the third quarter, which represented substantially lower revenues than previous Company expectations, and the negative impact of significant operating losses on the Company’s cash balance in the year to date, as of the date of this filing, the Company has determined that there is substantial doubt about the Company’s ability to continue as a going concern.
The Company is also reviewing matters related to potential material weaknesses in the Company’s internal control over financial reporting with respect to the appropriate maintenance of its whistleblower log and the proper dissemination of materials and correspondences related thereto to certain parties other than its Board of Directors.
As a result of the foregoing, the Company requires additional time to complete its review of its financial statements and other disclosures in the Form 10-Q, and to complete its quarterly closing processes and procedures, and is unable to file its Form 10-Q on or prior to the prescribed due date of August 9, 2022.

The Company does not currently anticipate that it will be able to file the Form 10-Q on or before the fifth calendar day following the prescribed filing date as a result of the circumstances described above. The Company will seek to resolve these issues as soon as practicable and plans to file the Form 10-Q as soon as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kieran J. McGrath	(908)	953-6000
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company issued a press release dated August 9, 2022, a copy of which was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 9, 2022, reporting select preliminary financial results for the quarter ended June 30, 2022. The following provides additional narrative commentary regarding certain of the Company’s financial results for the third quarter ended June 30, 2022 and anticipated changes compared to the third quarter ended June 30, 2021:
Based on the information currently available for the third quarter ended June 30, 2022, the Company expects revenue for the three and nine months ended June 30, 2022 to be approximately $577 million and $2,006 million, respectively, compared to revenue for the three and nine months ended June 30, 2021 of $732 million and $2,213 million, respectively. The expected decrease was primarily driven by the continuing shift away from on-premise product solutions, and the associated hardware maintenance, software support services and professional services, to the Company’s OneCloud portfolio (including OneCloud subscription hybrid); the negative impact from various sanctions and other retaliatory measures against Russia resulting from the Russia/Ukraine conflict; and the unfavorable impact of foreign currency exchange rates. The expected decrease was partially offset by higher revenue from the Company’s OneCloud subscription hybrid offering and the fulfillment of certain obligations related to a government contract in the current period. Although revenue from the OneCloud subscription hybrid offering continued to grow year-over-year, the Company observed a slowdown in the pace and trajectory of customer migrations to the subscription hybrid offering during the three months ended June 30, 2022 compared to prior periods.
In addition, the Company’s interim goodwill impairment test as of June 30, 2022 indicated that the carrying amount of the Company’s Services reporting unit exceeded its estimated fair value primarily due to a reduction in the Company’s outlook to reflect the observed earnings shortfall, which was caused primarily by a slowdown in the pace and trajectory of customer migration to the Company’s subscription hybrid offering, and an increase in the discount rate to reflect increased risk from higher market uncertainty. As a result, the Company expects to record a goodwill impairment charge of approximately $1,175 million to $1,471 million within the Impairment charges line item in the Condensed Consolidated Statements of Operations. In addition, the Company expects to record an impairment charge of approximately $97 million to $333 million for its indefinite-lived intangible asset, the Avaya Trade Name, within the Impairment charges line item in the Condensed Consolidated Statements of Operations.
Based on estimated impairment charges of $1,272 million, the Company also expects operating loss for the three and nine months ended June 30, 2022 to be approximately $(1,353) million and $(1,331) million, respectively, compared to operating income for the three and nine months ended June 30, 2021 of

$41 million and $147 million, respectively. The Company’s operating results for the three and nine months ended June 30, 2022 as compared to the three and nine months ended June 30, 2021 reflect, among other things, the following items:
•lower revenue and gross profit for the three and nine months ended June 30, 2022 compared to the three and nine months ended June 30, 2021; and
•expected impairment charges of between $1,272 million to $1,804 million related to the Company’s goodwill and indefinite-lived intangible asset, the Avaya Trade Name, during the three and nine months ended June 30, 2022 with no comparable charges in the respective prior periods, partially offset by lower selling, general and administrative costs for the three and nine months ended June 30, 2022 compared to the three and nine months ended June 30, 2021.
Based on estimated impairment charges of $1,272 million, the Company’s net loss is expected to be approximately $(1,408) million and $(1,475) million for the three and nine months ended June 30, 2022, respectively, compared to a net income of $43 million for the three months ended June 30, 2021 and net loss of $(19) million for the nine months ended June 30, 2021.
In addition, the Company’s net cash used for operating activities is expected to be approximately $(198) million for the nine months ended June 30, 2022, compared to net cash provided by operating activities of $35 million for the nine months ended June 30, 2021.
As of June 30, 2022, the Company had cash and cash equivalents of $217 million. As of the same date, the Company had $2,893 million in aggregate principal amount of indebtedness outstanding.
Cautionary Note Regarding Preliminary Financial Information
All financial results for the three and nine months ended June 30, 2022 and comparisons to prior periods included above are preliminary, have not been reviewed or audited, are based upon the Company’s estimates, and were prepared prior to the completion of the Company’s financial statement close process. The preliminary financial results should not be viewed as a substitute for the Company’s full third quarter results, do not present all information necessary for an understanding of the Company’s financial performance as of June 30, 2022 and should not be considered final until the Company files its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022. During the course of the preparation of the Company’s financial statements as of and for the three and nine months ended June 30, 2022, the Company may identify items that could cause its final reported results to be materially different from the preliminary financial information set forth above. Accordingly, undue reliance should not be placed on this preliminary data.
Cautionary Note Regarding Forward-Looking Statements
This notification on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “our vision,” “plan,” “potential,” “preliminary,” “predict,” “should,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond its control. Risks and uncertainties that may cause these forward-looking statements to be inaccurate include, among others, finalization of the Company’s third quarter financial statements (including finalization of the Company’s impairment tests), completion of standard quarter-close processes, the findings of the Audit Committee’s investigations, the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures, and the potential for material weaknesses in the Company’s internal controls over financial reporting or other potential weaknesses of which the Company is not currently aware or which have not been detected, the Company’s ability to continue as a going concern, the impact of litigation and regulatory proceedings, and the impact and timing of any cost-savings measures, as well as other factors discussed in the Company’s Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q filed with the SEC. These risks and uncertainties may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. For a further list and description of such risks and uncertainties, please refer to the Company’s filings with the SEC that are available at www.sec.gov. The Company cautions you that the list of important factors included in the Company’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this notification may not in fact occur. The Company undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

AVAYA HOLDINGS CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2022	By:	/s/ Kieran J. McGrath
		Name:	Kieran J. McGrath
		Title:	Executive Vice President and Chief Financial Officer

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